

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Esteban Rigo-Righi
Chief Financial Officer
Enjoy S.A.
Rosario Norte 555, 10th floor
Las Condes – Santiago de Chile
Chile

> **Re: Enjoy S.A.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed July 16, 2020**
> **File No. 022-29086**

Dear Mr. Rigo-Righi:

This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Boris Dolgonos